In 2020, Infinity began working with NASA to develop fuel cells for a lunar Regenerative Fuel Cell power system

The following is an artist's conception and not an actual NASA design.

The lunar day is 14 Earth days long

As the day begins, solar panels begin harvesting sunlight to power the base.

Solar power is used to electrolyze water to generate and store hydrogen and oxygen.

But the lunar night is also 14 days long.

Infinity's fuel cells use the stored hydrogen and oxygen to power the base during the -280F lunar night.

If we can do it there we can do it anywhere